AS FILED WITH THE U. S. SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

_________________

SELECTIS HEALTH, INC.

(Exact name of subject company (issuer)

Black Pearl Equities, LLC, Offeror

(Name of filing person)

Common Stock, CUSIP #816291108

(Title of class of securities)

_________________

Abraham Schwartz, President

Black Pearl Equities, LLC

901 Myrtle Avenue

Brooklyn, New York 11206

Phone: (212) 235-1367

E-mail: to@blackpearlequities.com

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

WITH COPIES OF ALL CORRESPONDENCE TO:

Thomas C. Cook, Esq.

The Law Offices of Thomas C. Cook

10470 W. Cheyenne Avenue Suite 115, PMB 303

Las Vegas, Nevada 89129

Phone: (702) 524-9151

E-mail: tccesq@aol.com

Check the appropriate boxes below to designate any transactions to which the statement relates:

{x} third party tender offer subject to Rule 14d-1

{  } issuer tender offer subject to Rule 13e-4

{  } going private transaction subject to Rule 13e-3

{  } amendment to Schedule 13D under Rule 13d-2 .

Check the following box if the filing is a final amendment reporting the results of the tender offer { }

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

{ } Rule 133-4(1) (Cross-Border Issuer Tender Offer)

{ } Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 1. Summary Term Sheet

Fixed Price Purpose of the Offer

The offering price to the public of the common shares is at a fixed price of $5.05 per share for the entire duration of the offering.

The purpose of this transaction is to acquire up to 100% of the issued and outstanding common stock of the subject company thus giving Black Pearl Equities a significant voice in the direction of the subject company.

Shares Offered by Black Pearl Equities, LLC	We are offering to purchase up to 100% of the issued and outstanding common stock of Selectis Health, INC.

Terms of the Tender Offer:	The Tender Offer will be in effect from the date of this filing until May 11, 2026, unless extended by Black Pearl Equities, LLC.
Conditions of the Offer

 The Offeror’s obligation to accept and pay for any Shares tendered (and not withdrawn) is subject to the satisfaction (or waiver, to the extent permitted by law) of the following conditions by the Expiration Date, in addition to any other conditions in Section 4 and 6:

(a) Minimum Condition: The Offer is conditioned upon, among other things, at least 51% of the outstanding Shares on a fully diluted basis being validly tendered and not withdrawn prior to the Expiration Date.

(b) The Offeror's obligation to purchase Shares is subject to there having been no material adverse change in the business, operations, assets, or financial condition of the Company prior to the Expiration Date. See Item 4 for a complete description of all conditions to the Offer.

2

 (c) Rights Plan Waiver: The subject company must provide, on or before the Expiration Date, a certificate of its Secretary certifying that:

(i) the subject company’s Amended and Restated Rights Agreement (and any similar shareholder rights plan that may be in effect) has been amended, waived, or terminated so that no rights will be triggered by the Offeror’s acquisition of shares;

(ii) all outstanding rights or similar instruments have been redeemed or otherwise terminated; and

 (iii) the Company will not take any action that would cause any such rights to become exercisable or adjust adversely as a result of Shares acquired in the Offer.

(d) Charter Ownership Limitation Waiver: The subject company must provide, on or before the Expiration Date, a certificate of its Secretary certifying that:

(i) the subject company’s Amended and Restated Articles of Incorporation have been amended or a waiver has been granted such that no transfer or ownership limitation (including any 9.8% cap) applies to any shares acquired by the Offeror in the Offer; and

 (ii) the Board of Directors has irrevocably waived any charter, bylaw, or other provision that would otherwise cause any tendered and accepted Shares to be voided, transferred to a trust, or have their voting or economic rights impaired.

(e) Withdrawal Rights: Tendered Shares may be withdrawn at any time prior to the Expiration Date. In addition, unless the Offeror has accepted the tendered Shares for payment, tendered Shares may be withdrawn at any time after May 9, 2026, the 60th day after commencement of this Offer.

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company is Selectis Health, INC.. The address for the subject company is 8480 E. Orchard Road, Ste. 4900, Greenwood Village, CO 80111.

(b) Securities. There are 3,067,059 shares of common stock issued and outstanding as of March 10, 2026.

(c) Trading Markets and Price. The subject company’s common shares currently trade on the OTCQB under the symbol GBCS. According to data obtained from the OTC Market’s website, the following lists the high and low sales prices for the subject company’s common stock for each quarter during the past two years:

Quarter	High	Low
1st Quarter 2024	4.30	1.30
2nd Quarter 2024	2.50	1.30
3rd Quarter 2024	2.50	1.60
4th Quarter 2024	2.00	1.12
1st Quarter 2025	2.25	1.25
2nd Quarter 2025	2.20	0.405
3rd Quarter 2025	4.50	2.00
4th Quarter 2025	2.37	1.50

3

Item 3. Identity and Background of Filing Person

(a) Name and Address. The filing person is Black Pearl Equities, LLC, a New York limited liability company. The Chief Executive Officer and Director of Black Pearl Equities, LLC is Abraham Schwartz. The address for Mr. Schwartz and Black Pearl Equities, LLC is 901 Myrtle Ave., Brooklyn, NY 11206. Neither Black Pearl Equities, LLC or Abraham Schwartz is an affiliate of the subject company.

(b) Business and Background of Entities. Black Pearl Equities, LLC is a New York limited liability company whose principal business is to advise investors in connection with corporate transactions. Black Pearl Equities, LLC has not been convicted in any criminal proceeding in the past five (5) years. Black Pearl Equities, LLC has not been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.

(1) Abraham Schwartz is currently the President, CEO and Director of Black Pearl Equities, LLC, whose address is 901 Myrtle Avenue, Brooklyn, New York 11206.

(2) Abraham Schwartz has spent the last seven years working as an independent advisor in the healthcare industry, advising clients on corporate transactions and structuring.

(3) Abraham Schwartz has not been convicted in any criminal proceeding in the past five (5) years.

(4) Abraham Schwartz has not been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) Abraham Schwartz is a citizen of the United States.

(d) Tender Offer. Black Pearl Equities, LLC, located at 901 Myrtle Avenue, Brooklyn, New York 11206, is offering to purchase up to 100% of the issued and outstanding common stock of Selectis Health, Inc.

Item 4. Terms of the Transaction.

(1) Black Pearl Equities, LLC is seeking to purchase up to 3,067,059 common shares of Selectis Health, Inc.

(2) Black Pearl Equities is offering cash consideration in the amount of $5.05 per share for tendered shares.

(3) The scheduled expiration date of this tender offer is May 11, 2026.

(4) It is anticipated that a subsequent offering period may be available in the event that the full amount of the tender offer is not tendered by the expiration date. In that case, Black Pearl Equities may amend this Schedule TO to extend the offering period.

4

(5) Security holders may withdraw tendered shares that have not been accepted for payment at any time before the Expiration Date, and may also withdraw such shares at any time after May 9, 2026, which is 60 days from the commencement of this Offer.

(6) If, prior to the Expiration Date, the Company (i) enters into or consummates any merger, consolidation, or similar business combination; (ii) enters into any lease with a term exceeding one year or agrees to sell, transfer, or otherwise dispose of any real estate assets; (iii) discloses or becomes subject to any material liability, including any pending or threatened litigation, regulatory proceeding, or governmental action, not reflected in the Company's public filings as of the date of this Offer; or (iv) makes or commits to make any payment outside the ordinary course of business, including any executive bonus, compensation increase, dividend, equity acceleration, or other transfer of value to any officer, director, or affiliate that was not previously approved and publicly disclosed by the Board of Directors prior to the commencement of this Offer, the Offeror shall have the right, in its sole and absolute discretion, to (A) reduce the Offer Price by an amount reflecting the diminution in value or reduction of previously disclosed Company assets, which may result in a reduction of the Company’s enterprise value resulting from any such event, or (B) terminate the Offer, whereupon all Shares tendered and not withdrawn shall be promptly returned to the respective tendering shareholders.

(7) Conditions to the Offer. The Offeror’s obligation to accept and pay for any Shares tendered (and not withdrawn) is subject to the satisfaction (or waiver, to the extent permitted by law) of the following conditions by the Expiration Date, in addition to any other conditions in Section 6:

(a) Rights Plan Waiver: The subject company must provide, on or before the Expiration Date, a certificate of its Secretary certifying that:

(i) the subject company’s Amended and Restated Rights Agreement (and any similar shareholder rights plan that may be in effect) has been amended, waived, or terminated so that no rights will be triggered by the Offeror’s acquisition of shares;

(ii) all outstanding rights or similar instruments have been redeemed or otherwise terminated; and

 (iii) the Company will not take any action that would cause any such rights to become exercisable or adjust adversely as a result of Shares acquired in the Offer.

(b) Charter Ownership Limitation Waiver: The subject company must provide, on or before the Expiration Date, a certificate of its Secretary certifying that:

(i) the subject company’s Amended and Restated Articles of Incorporation have been amended or a waiver has been granted such that no transfer or ownership limitation (including any 9.8% cap) applies to any shares acquired by the Offeror in the Offer; and

 (ii) the Board of Directors has irrevocably waived any charter, bylaw, or other provision that would otherwise cause any tendered and accepted Shares to be voided, transferred to a trust, or have their voting or economic rights impaired.

5

(8) Security holders who wish to tender all or a portion of their common shares shall fill out a formal Letter of Transmittal (the form of which is attached hereto as Exhibit Ex 1. Black Pearl Equities shall wire funds to security holders who have tendered common shares and not withdrawn said tender upon the close of the tender offer period, currently scheduled for May 11, 2026. In the event of an oversubscription, Black Pearl Equities, LLC will return on a pro rata basis any oversubscribed shares to the security holders.

(9) There may be material differences in the rights of security holders as a result of this transaction. Should the tender offer be successful, Black Pearl Equities, LLC will hold between 51 and 100% of the issued and outstanding common stock, giving Black Pearl Equities, LLC a significant voice in the direction of the Company. Further, the tender offer is conditioned on the waiver of the subject company’s Amended and Restated Rights Agreement and any transfer of ownership limitations that may be in effect, which could have a significant impact on the rights of securities holders.

(10) The Offeror shall not be required to accept for payment or pay for any Shares unless, upon the expiration of the Offer, there shall have been validly tendered (and not validly withdrawn) that number of Shares which, when aggregated with any Shares then owned by the Offeror or its affiliates, represents at least 51% of the outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”) including outstanding warrants not yet exercised. This condition is for the sole benefit of the Offeror and may be waived by the Offeror in its sole discretion.

(11) The Offeror shall not be required to accept for payment any Shares unless the Company has provided reasonable access to customary due diligence materials sufficient to permit the Offeror to evaluate the Company.

(12) The Offeror reserves the right, in its sole discretion and subject to applicable law, to increase the Offer price, extend the Offer, amend the terms of the Offer, waive conditions to the Offer, or otherwise modify the Offer in response to developments relating to the Company or discussions with the Company or its shareholders.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

A “U.S. person” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

To avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a depositing U.S. Shareholder (as defined in Box I) that is a U.S. person or is acting on behalf of a U.S. person must, unless an exemption applies, provide the Depositary with such holder’s correct taxpayer identification number (TIN) or employer identification number (EIN), certify

6

under penalties of perjury that such TIN or EIN is correct (or that such holder is waiting for a TIN or EIN to be issued), and provide certain other certifications by completing the IRS Form W-9 included in this Letter of Transmittal. If a U.S. Shareholder does not provide his, her or its correct TIN or EIN or fails to provide the required certifications, the IRS may impose certain penalties on such holder, and payments to such holder pursuant to the Offer may be subject to backup withholding at a rate currently equal to 24%. All U.S. Shareholders tendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). To the extent that a U.S. Shareholder designates another U.S. person to receive payment, such other person may be required to provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding may be credited against the U.S. federal income tax liability of the person subject to the backup withholding. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder by timely providing the required information to the IRS.

If a U.S. Shareholder has not been issued a TIN or EIN and has applied for a TIN or EIN or intends to apply for a TIN or EIN in the near future, then the U.S. Shareholder should write “Applied For” in the space for the TIN or EIN in Part I of IRS Form W-9 and should sign and date the form. If the Depositary has not been provided with a properly certified TIN or EIN by the time of payment, backup withholding will apply. If the Shares are held in more than one name or are not in the name of the actual owner, consult the instructions on the enclosed IRS Form W-9 for guidance on which name and TIN or EIN to report.

Certain U.S. Shareholders (such as corporations and individual retirement accounts) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should enter the appropriate exempt payee code on IRS Form W-9. See the enclosed IRS Form W9 for instructions.

A U.S. Shareholder that is not a U.S. person and is not acting on behalf of a U.S. person should not complete IRS Form W-9. Instead, to establish an exemption from backup withholding, such U.S. Shareholder should properly complete and submit an IRS Form W-8BEN, W-8BEN-E, W-8IMY, W-8ECI, or W-8EXP, as applicable, attesting to such exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary or on the IRS website (www.irs.gov).

ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

There have been no completed transactions during the past two years between Black Pearl Equities, LLC (or its affiliates) and Selectis Health, Inc. (or its affiliates). However, the following contacts and discussions have occurred:

7

In August 2025, Black Pearl Equities, LLC contacted Blueprint Healthcare Real Estate Advisors, a third-party brokerage intermediary, and executed a non-disclosure agreement in connection with preliminary discussions regarding a potential transaction involving certain Georgia facilities owned or operated by Selectis Health, Inc. No agreement or transaction resulted from those discussions.

On or about October 31, 2025, a representative of Black Pearl Equities, LLC contacted a member of the Board of Directors of Selectis Health, Inc. by telephone and subsequently submitted a written indication of interest by email expressing interest in acquiring shares of the Company's common stock. No agreement or transaction resulted from those communications.

On or about January 16, 2026, a representative of Black Pearl Equities, LLC contacted a member of the Board of Directors of Selectis Health, Inc. by telephone and email to follow up on the previously submitted indication of interest. No agreement or transaction resulted from those communications.

On February 11, 2026, representatives of Black Pearl Equities, LLC and Selectis Health, Inc. held a telephone discussion regarding a potential transaction. On February 12, 2026, the parties agreed to execute a mutual non-disclosure agreement in connection with further preliminary discussions. The mutual non-disclosure agreement was executed on February 16, 2026. No agreement or transaction has resulted from those discussions, and no material non-public financial information was disclosed to the Offeror.

Notwithstanding the foregoing discussions and the execution of a mutual non-disclosure agreement on February 16, 2026, the Company did not provide the Offeror with access to a data room or other customary due diligence materials. Accordingly, the Offeror determined to commence the Offer in order to provide shareholders the opportunity to determine directly whether to tender their shares at the Offer Price.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. The purpose of this transaction is to acquire up to 100% of the issued and outstanding common stock of the subject company thus giving Black Pearl Equities a significant voice in the direction of the subject company.

(b) Use of Securities. Not applicable. The Offeror is not issuing any securities in connection with this Offer. The consideration consists solely of cash.

(c) Plans.

(1) There are no plans for any extraordinary transactions, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries.

(2) There are no current plans for any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries. However, Black Pearl Equities, LLC’s goal is to improve profitability of the subject company, and thus will consider the sale of underperforming assets.

8

(3) There are no plans for any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.

(4) Black Pearl Equities, LLC, along with its associates, intend to improve the management of the subject company and may seek board seats.

(5) There are no plans for any other material changes in the subject company’s corporate structure or business.

(6) There are no plans for any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

(7) There are no plans for any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Act.

(8) Depending on the number of Shares acquired pursuant to the Offer, the Offeror may seek to influence the composition of the Company’s Board of Directors, including the possible nomination of director candidates, and may pursue other actions designed to enhance shareholder value.

Item 7. Source and Amount of Funds or Other Consideration

(a) Sources of Funds. The Offeror will require approximately $15,500,000 to purchase all of the issued and outstanding shares of common stock of Selectis Health, Inc. pursuant to the Offer. The Offer will be funded by Milrose Capital, LLC from cash on hand. There are no loan arrangements in connection with the Offer.

(b) Conditions. Not applicable.

(c) Expenses. Nature of Expenses:

U.S. Securities and Exchange Commission Registration Fee	$2,138.98
Legal Fees and Miscellaneous Expenses*	$50,000
Audit Fees*	$10,000
Solicitation Costs*	$10,000
Printing*	$100

Total Expenses	$72,238.98

*Estimated Expenses.

9

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership. Neither Black Pearl Equities, LLC or Abraham Schwartz are the beneficial owners of any securities of the subject company.

(b) Securities Transactions. There have not been any securities transactions in the past sixty (60) days in the subject securities.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. Abraham Schwartz, the President and Chief Executive Officer of Black Pearl Equities, LLC is the person who shall make solicitations or recommendations in connection with the transaction. Mr. Schwartz will not receive any direct compensation for these activities.

Item 10. Financial Statements

Financial Statements have been deemed to be not material since the Offer is an all-cash transaction funded solely from cash on hand and there are no loan arrangements in connection with the Offer.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings

(1) There are no present or proposed material agreements, arrangements, understanding or relationship between Black Pearl Equities, LLC or any of its executive officers, directors, controlling persons or subsidiaries and Selectis Health, Inc. or any of its executive officers, directors, controlling persons or subsidiaries.

(2) To the extent known by Black Pearl Equities, LLC after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with this tender offer.

(3) To the extent known by Black Pearl Equities, LLC after reasonable investigation, there is no applicability of any anti-trust laws.

(4) To the extent known by Black Pearl Equities, LLC after reasonable investigation, there are no applicability of margin requirements under section 7 of the Act (15 U.S.C. 78g) and the applicable regulations.

(5) There are no material pending legal proceedings relating to the tender offer.

10

Item 12. Exhibits

Exhibit Table

Transmittal Letter	Ex. 1
Letter to Shareholders & FAQ	Ex. 2
Filing Fee Table	Ex. 3

11

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Schedule TO and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, and the State of New York.

Date: MARCH 10, 2026

BLACK PEARL EQUITIES, LLC
By:/s/ Abraham Schwartz
Abraham Schwartz Chief Executive Officer, President and Director

12

The Depositary for the Offer to Purchase is:

If delivering by express mail, courier, or other expedited service: Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase - Reorganization Department	By mail: Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed either to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
28 Liberty Street, Floor 53
New York, NY 10005

Call Toll Free: (800) 769-4414
Banks and Brokers Call Collect: (646) 452-2614

Email: GBCS@dfking.com

13